Ancillary revenue leader Plusgrade completes US$385 million acquisition of loyalty commerce platform Points

● Acquisition creates a new global leader in ancillary revenue for the travel industry

● Plusgrade is now expected to generate over US$3.5 billion in new revenue opportunities for its partners through 2022

● Acquisition creates unmatched scale in the global travel industry, expanding from 80 to over 140 partners globally

MONTREAL, June 30, 2022 -- Plusgrade, a leading ancillary revenue platform for the global travel industry, today announced that it has completed its previously announced acquisition of Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) ("Points"), the global leader in powering loyalty commerce, creating a new global ancillary revenue powerhouse for the travel industry.

This combination creates a unique leadership position in ancillary revenue, establishing a market presence that is unmatched and unrivaled in this segment of the global travel industry. The combined entity is expected to generate more than US$3.5 billion in new revenue opportunities in 2022 for more than 140 airline, hospitality, cruise, rail and financial services partners across 60 countries. This figure is projected to grow as the travel industry continues to recover.

Two of the largest sources of ancillary revenue for the global travel industry consist of Frequent Flyer Programs and A la Carte Features including seating, according to "The 2021 CarTrawler Yearbook of Ancillary Revenue" by IdeaWorksCompany. By bringing together two leaders in each of these respective spaces, the combined company creates a robust platform that delivers a meaningful impact to the bottom lines of travel suppliers worldwide. In addition to Plusgrade's flagship Premium Upgrade and Seat Blocker products, the acquisition of Points will enable the expansion of additional value-adding and revenue-generating products and services, as well as growth into adjacent industries.

"With the coming together of our two companies, we continue to build upon our vision of becoming a global ancillary revenue powerhouse, enabling our global travel partners to unlock revenue and deliver outstanding travel experiences for their customers. We now have a broader suite of offerings on the Plusgrade platform that will help drive profitability for our partners while simultaneously elevating their customers' travel experiences, giving further runway to our maxim: millions of smiles and billions of dollars," said Ken Harris, Founder and Chief Executive Officer of Plusgrade. "We are excited that two Canadian companies, one in Montreal and one in Toronto, are joining forces to create a uniquely Canadian success story with a global footprint and impact. Both companies have similar cultures and a common goal of partner success, and we look forward to continuing to shape and grow the ancillary revenue landscape together. We are pleased to have the backing and confidence of leading global investors CDPQ and Novacap as we kick off this next phase in the Company's history."

"This is an exciting day for Points in joining forces with Plusgrade, we'll form part of a truly global leader in ancillary revenues across a number of industries. Our two teams are a natural fit, and we are excited to create even greater value for our Partners together. This is a transformational day for our company and the travel industry at large. Combining Points loyalty expertise with Plusgrade's capabilities in unlocking new sources of revenue for travel partners represents an exciting opportunity, particularly in an industry poised for a strong recovery," said Rob MacLean, Chief Executive Officer of Points.

''We are very proud of our partnership with Ken and the Plusgrade team, supporting them in their mission to bring innovative revenue-generating solutions to the global travel industry," said David Lewin, Senior Partner at Novacap. ''Our commitment to Plusgrade is based on our strong appreciation of the underlying business model, the caliber of the leadership team and the market potential. Today's transaction is testament to the implementation of Plusgrade's growth plan."

"As one of Plusgrade's major shareholders for nearly four years, CDPQ is proud to contribute to this transformative acquisition that will see Plusgrade expand its workforce and product offering," said Kim Thomassin, Executive Vice-President and Head of Québec at CDPQ. "In addition to creating a global champion, this transaction unites a broad talent pool with recognized expertise in the ancillary revenue sector and loyalty commerce in the global travel industry."

Plusgrade and Points will continue to operate with their existing leadership teams.

Pursuant to the statutory plan of arrangement, a wholly-owned subsidiary of Plusgrade acquired all of the issued and outstanding common shares of Points for US$25.00 per common share in cash.

As a result of the arrangement, Points shares will be delisted from the TSX and the Nasdaq shortly hereafter. Points will also apply to cease to be a reporting issuer in all of the provinces of Canada.

In connection with the arrangement, 13994384 Canada Inc., a wholly-owned subsidiary of Plusgrade and the purchaser for purposes of the arrangement, has filed an early warning report under Points' profile on SEDAR. The address of Points is 111 Richmond Street West, Suite 700, Toronto, Ontario, M5H 2G4, and the address of 13994384 Canada Inc. is 155 Wellington Street West, Toronto, Ontario (Canada), M5V 3J7.

Full details of the arrangement and certain other matters are set out in the management proxy circular of Points under its issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Plusgrade

Plusgrade powers the global travel industry with its portfolio of leading ancillary revenue solutions. Over 140 airline, hospitality, cruise, passenger rail, and financial services companies trust Plusgrade to create new, meaningful revenue streams through incredible customer experiences. As an ancillary revenue powerhouse, Plusgrade has generated billions of dollars in new revenue opportunities across its platform for its partners, while creating enhanced travel experiences for millions of their passengers and guests. Plusgrade was founded in 2009 with headquarters in Montreal and has offices around the world.

About Points

Points is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. The platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit www.points.com.

About CDPQ

At CDPQ, we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2021, CDPQ's net assets totalled CAD 419.8 billion. For more information, visit cdpq.com, follow us on Twitter or consult our Facebook or LinkedIn pages.

CDPQ is a registered trademark owned by Caisse de dépôt et placement du Québec and licensed for use by its subsidiaries.

About Novacap

Founded in 1981, Novacap is a leading North American private equity firm with over C$8B of AUM that has invested in more than 100 platform companies and completed more than 150 add-on acquisitions. Applying its sector-focused approach since 2007 in TMT, Industries and now Financial Services, Novacap's deep domain expertise can accelerate company growth and create long-term value. With experienced, dedicated investment and operations teams as well as substantial capital, Novacap has the resources and knowledge that help build world-class businesses. Novacap has offices in Brossard, Québec and Toronto, Ontario. For more information, please visit www.novacap.ca.

For more information or to obtain a copy of the early warning report filed by 13994384 Canada Inc. in connection with this press release:

Plusgrade Media Inquiries

Adam Daifallah

Teneo

1-514-316-7089

Adam.Daifallah@teneo.com